August 25, 2006

Via Fax and U.S. Mail

Mr. Nicholas Vamvakas
ME Portfolio Management Limited
Level 23
360 Collins Street
Melbourne, VIC 3000
Australia

Re: ME Portfolio Management Limited
Registration Statement on Form S-3
Filed August 14, 2006
File No. 333-134196

Dear Mr. Vamvakas:

We have reviewed your Amendment No. 3 to Registration Statement on Form S-3 filed on August 14, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General Comment

1. The Division of Investment Management has asked us to advise you that, on the basis of the information in the Registrant's Form S-3 registration statement, it appears that the Registrant may be an investment company as defined in the Investment Company Act of 1940 ("1940 Act").

2. Accordingly, please explain why the Registrant should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the Registrant intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25%

must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

3. If the Registrant intends to rely on Rule 3a-7 under the 1940 Act, please confirm that the "Redraws" and the "Top-up Loans" described would, under no circumstances, result in the downgrading in the rating of the issuer's outstanding fixed income securities pursuant to Rule 3a-7(a)(3(ii).

4. If the Registrant intends to rely on Rule 3a-7 under the 1940 Act, please ensure that each prospectus supplement fully describes all instances in which the Issuer Trustee would likely purchase or redeem the notes of a series pursuant to the Optional Redemption.

5. If the Registrant intends to rely on Rule 3a-7 under the 1940 Act, please explain whether the Authorized Investments meet the definition of "eligible assets" under Rule 3a-7(b)(1). Specifically, we note that such Authorized Investments could include "stock" and "other investments permitted by the rating agencies." Please describe those "other investments" and explain how stock and those types of investments are assets that by their terms convert into cash within a finite time period or are rights or other assets designed to assure the servicing or timely distribution of proceeds to security holders. We note that MEPM recommends the manner in which the money is invested. Please also explain the basis under which both MEPM and the Issuer Trustee decide which Authorized Investments to invest in.

6. If the Registrant intends to rely on Rule 3a-7 under the 1940 Act, please explain whether the Issuer Trustee and the Security Trustee meet the requirements imposed by Rule 3a-7(a)(4), including the requirement that the trustee be a bank and not be affiliated, as that term is defined in rule 405 under the Securities Act of 1933, with the issuer or with any person involved in the organization or operation of the issuer. Please also explain whether the Class A Note Trustee will take the actions necessary to meet the requirements in Rule 3a-7(a)(4)(ii) and (iii). To the extent that these requirements are not met, please explain how the Registrant would be in conformity with the rule.

Prospectus Supplement

SMHL Securitization Program, page S-15

7. We note your response to prior comment 3. We also note your supplemental response to comment 7 to our letter dated August 2, 2006. In that response, you state that Perpetual Limited contracts with ME to perform the origination function

on its behalf. As such, it appears to us that Perpetual should also be named an originator. Please revise accordingly.

The Depositor, Sponsor and Manager, page S-61

8. We note your response to our prior comment 1 and added disclosure. However, because it appears that MEPM will be an affiliated servicer, please confirm that you will provide information under Item 1108(b), (c) and (d) of Regulation AB for MEPM and not only when MEPM services 20% of the pool assets. Refer to Item 1108(a)(2)(ii) and (a)(3).

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile
        Mr. Christopher J. Kell, Esq. (Skadden)